BANCOLOMBIA S.A. ANNOUNCES PROFIT DISTRIBUTION PROPOSAL

Medellin, Colombia, February 24, 2014

The Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the proposal to submit to the General Shareholders’ Meeting a proposal to issue a dividend equal to COP$776 per share to be paid as follows: COP $194 per share and per quarter, on the first business day of each quarter (April 1st, July 1st, October 1st of 2014 and January 2nd of 2015).

This proposal considers the 110 million of non-voting preferred shares offering currently in course. The proposal also includes an increase of COP 913,837,657,054.05 in legal reserves which will allow Bancolombia to enhance its capital structure in accordance with new regulatory requirements for Colombian bank´s and to provide the necessary funding for the growth of its business.

The preferred shares will not be and have not been registered under the Securities Act of 1933 (the “Act”), and may not be sold nor offered in the United States or to any U.S. Person, as defined in the Regulation S of the Act, absent registration or an applicable exemption to the registration requirements. This press release shall not be construed as an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837